VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Alion Science and Technology Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2005 (the “Annual Report”) Filed January 31, 2006 File No. 333-89756
Dear Mr. Rosenberg:
With respect to the above captioned filing, we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the comment letter dated February 28, 2006 (the “Comment Letter”), relating to the above referenced filing.
We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.
Management’s Discussion and Analysis
Results of Operations
Acquisitions Completed in the Year Ended September 30, 2005. page 38
1.	Your table provided financial information for the acquired operations based on estimates from Alion management. Please provide us, in disclosure type format, the following:
•	why you are not able to provide actual financial information

•	how your estimates were determined, including all the assumptions you used to make your estimates

•	why you believe your estimates to be reasonable.
The amounts related to acquired operations as presented in the Annual Report were actual financial data obtained from the books and records of the Company’s underlying financial systems (e.g. general ledger and job cost). The amounts were neither management estimates, nor did they involve the use of any assumptions. The data presented should more appropriately have been described as approximate amounts since actual dollars were rounded to the nearest million for fiscal year 2005 and to the nearest thousand for fiscal year 2004. Alion management believes that amounts disclosed in the relevant tables are reasonable and accurate because those tables present actual financial data. The only approximations involved rounding as disclosed in the table captions. In the Management Discussion & Analysis section of future filings, the Company will identify financial information for acquired operations as approximations of actual financial information, consistent with this response.

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2.	Please provide the same information as requested above for the table provided on page 44.
Please see our response to Item One above.
Liquidity and Capital Resources, page 47

Covenants, page 52
3.	Please provide, in disclosure type format, the calculation and components of EBITDA, including why certain items have been excluded from the calculation.
Alion is required to calculate and report to its senior lenders certain financial performance measures which are not considered to be measures of financial performance under U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are used by our lenders in evaluating our leverage capacity, debt service ability and liquidity that result from the calculation of certain financial ratios required by the terms of the Term B Senior Credit Facility. The non-GAAP term “EBITDA” used in the Annual Report refers to the term “Consolidated EBITDA” as defined in the Term B Senior Credit Facility. The definition, calculation and reconciliation of the differences between these non-GAAP financial measures to the most comparable financial measures calculated and presented in accordance with GAAP in the Annual Report are included in the schedules that follow.
Consolidated EBITDA — Definition
Consolidated EBITDA is defined in the Term B Senior Credit Facility as: (a) net income (or loss), as defined therein, plus (b) the following items, to the extent deducted from net income or included in the net loss, the sum of: (i) interest expense; (ii) provision for income taxes; (iii) depreciation and amortization, including amortization of other intangible assets; (iv) cash contributions to the ESOP in respect of the repurchase liability of the Company under the ESOP Plan; (v) any non-cash charges or expenses including (A) non-cash expenses associated with the recognition of the difference between the fair market value of the Warrants and the exercise price of the Warrants (B) non-cash expenses with respect to the stock appreciation rights and phantom stock plans, and the Warrants and accretion of the Warrants and (C) non-cash contributions to the ESOP, (vi) any extraordinary losses and (vii) any nonrecurring charges and adjustments by third-party valuation firm that prepares valuation reports in connection with the ESOP, minus (c) without duplication, (i) all cash payments made on account of reserves, restructuring charges and other non-cash charges added to net income (or included in net loss) pursuant to clause (b)(v) above in a previous period and (ii) to the extent include in net income (or net loss), any extraordinary gains and all non-cash items of income, in accordance with GAAP.
In addition, Consolidated EBITDA includes an adjustment for any pro forma effect resulting from acquisitions consummated within the preceding twelve month period. The adjustment reflects the change in Consolidated EBITDA as if each such acquisition had been in place for the entirety of the preceding twelve-month period. The Consolidated EBITDA adjustments are to be determined by mutual agreement of Alion and the lenders specific to each acquisition.

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Consolidated EBITDA has limitations as an analytical tool, and is not to be considered in isolation or as a substitute for analysis of our financial performance or liquidity as reported under GAAP. Some of these limitations are:
•	Consolidated EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Consolidated EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Consolidated EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Consolidated EBITDA does not reflect any cash requirements for such replacements.
The calculation and reconciliation to the most comparable financial measure calculated and presented in accordance with GAAP is included in Table A.
Leverage Ratio — Definition
As defined in the Term B Senior Credit Facility, Leverage Ratio means, on any date, the ratio of the company’s total debt, excluding the Subordinated note payable, to Consolidated EBITDA for the four consecutive fiscal quarters most recently ended prior to such date. The calculation of the financial measure is included in Table B.
Interest Coverage Ratio — Definition
As defined in the Term B Senior Credit Facility, Interest Coverage Ratio means for the period, the ratio of the Consolidated EBITDA less capital expenditures to Consolidated Interest Expense payable in cash.
The calculation of the financial measure is included in Table C.

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TABLE A
Alion Science and Technology Corporation
Non-GAAP Measures — EBITDA and Consolidated EBITDA
For the Years Ended September 30, 2005 and 2004
(Dollars in thousands)
(Unaudited)

Calculation of EBITDA	2005	2004
Net loss	($40,238)	($15,111)
Plus: Interest expense	38,696	16,835
Plus: Income tax expense	66	17
Plus: Depreciation and amortization expense	17,771	13,447

EBITDA	$16,295	$15,188

Calculation of Consolidated EBITDA	2005	2004

EBITDA	$16,295	$15,188
Plus: Cash contributions to ESOP in respect of the repurchase liability	—	—
Plus: Non-cash expenses associated with the recognition of the difference between the fair market value of the Warrants and the exercise price of the Warrants (included in Interest expense)	—	—
Plus: the non-cash expenses with respect to the Warrants and accretion of the Warrants (included in Interest expense)	—	—
Plus: Non-cash expenses with respect to the stock appreciation rights and phantom stock plans (Stock-based compensation less cash settlements)	10,628	2,513
Plus: Non-cash contributions to the ESOP (including Company 401-k match)	5,093	4,278
Plus: Any extraordinary losses	—	—
Plus: Any nonrecurring charges and adjustments by third-party valuation firm that prepares valuation reports in connection with the ESOP	3,759	377
Minus: all cash payments made on account of reserves, restructuring charges and other non-cash charges added to net income	—	—
Minus: to the extent included in net income (or net loss), any extraordinary gains and all non-cash items of income	—	—
Plus/Minus: Per the Term B Senior Credit Facility Agreement, the net adjustment to Consolidated EBITDA as of June 30, 2004.		8,534
Plus: Acquisition-related pro forma adjustment to EBITDA attributable to the METI, CATI and JJMA acquisitions	7,345	—

Consolidated EBITDA	$43,120	$30,890

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TABLE B
Alion Science and Technology Corporation
Computation of Leverage Ratio
Under the Term B Senior Credit Facility
For the Years Ended September 30, 2005 and 2004
(Dollars in thousands)
(Unaudited)

Numerator:	2005	2004
Revolving credit facility	$—	$—
Term B Senior Credit facility debt outstanding, at face value	142,920	69,593

Total debt outstanding	$142,920	$69,593

Denominator:
Consolidated EBITDA (from Table A)	$43,120	30,890

Leverage ratio:	3.31	2.25
TABLE C
Alion Science and Technology Corporation
Computation of Interest Coverage Ratio
Under the Term B Senior Credit Facility
For the Years Ended September 30, 2005 and 2004
(Dollars in thousands)
(Unaudited)

Numerator:	2005	2004
Consolidated EBITDA ( from Table A)	$43,120	$30,890

Less: Capital expenditures	2,233	3,678

Consolidated EBITDA less capital expenditures	$40,887	$27,212

Denominator:
Annual cash pay interest	$8,010	$5,897

Interest coverage ratio:	5.10	4.61

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4.	Also, provide us, in disclosure type format, whether you have or have not met the financial tests related to the Term B Senior credit facility for each period presented.
For the fiscal years ended September 30, 2004 and 2005, Alion was in compliance with the financial covenants set forth in the Term B Senior Credit Facility.
Summary of Critical Accounting Policies
Revenue Recognition, page 59
5.	Please provide quantified information, in disclosure type format, relating to the “cumulative effect of revised estimates” for all period presented. Also, provide, in disclosure type format, the amount of “anticipated losses” recognized in each period presented.
The Company, like other companies in our industry that provide technology services to the government, experiences variances in its costs of contract performance from the estimates originally submitted to customers or used to derive contract prices. As disclosed on page 37 of the Annual Report, approximately 80% of the work we perform is in some fashion flexibly-priced (i.e., cost-plus and time-and-materials contracts). As long as we comply with regulatory requirements and administrative procedures, our customers generally will pay us for most changes in estimated performance costs, although it may be more difficult for us to obtain increased customer funding on fixed price contracts. We retain the option of ceasing to perform under a contract if funds are not available to pay us for our continuing efforts. Thus, we are exposed to significantly less performance risk than companies in other lines of business. For each of the periods presented in the Annual Report, the cumulative effects of revised estimates were immaterial to the financial performance of the Company nor did these estimates generate any anticipated losses for either period presented.
Management regularly reviews contract performance including contract-to-date performance, estimated costs to complete and incremental funding. Although profitability by contract is subject to fluctuation, overall fluctuations in profitability within any given contract are typically immaterial. Occasionally, fixed price contracts experience cost overruns that the Company is unable to recover from its customers. The Company had no cost overruns that had a material adverse affect on the financial performance in either of the periods presented in the Annual Report.
In each of the periods presented in the Annual Report, the Company acquired several businesses. Per the fair value guidance in SFAS 141, at acquisition, the Company recorded deferred revenue related to anticipated contract losses on contracts acquired from IPS and CATI. We recognized approximately $3.6 million in deferred revenue related to three CATI contracts acquired in fiscal year 2005 and approximately $156 thousand related to an IPS contract acquired in fiscal year 2004.
6.	With regards to your assessment that there were no significant disallowances for the fiscal years ended September 30, 2000 and 2001, please provide us your basis for determining significance (i.e. contract revenue, gross profit, net loss).

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For the years ended September 30, 2001 and 2000, aggregate disallowed expenses for the Selected Operations of IITRI were approximately $0.3 million and $0.9 million, respectively, and revenues were approximately $193.2 million and $156.1 million, respectively. Disallowed overhead and general and administrative expenses were approximately 0.2 percent and 0.6 percent of revenue for fiscal years 2001 and 2000 and did not result in a change in revenue recognition in either fiscal year. Although our allowable costs significantly exceeded targeted costs billed to customers in fiscal years 2001 and 2000; we recognized no additional revenue for increased costs allocated to contracts. The Company recognizes revenue based on amounts deemed collectible from customers; allowances for indirect rate variances were sufficient to cover any potential revenue exposures.
Note 2. Summary of Significant Accounting Policies, page 70 Revenue Recognition, page 71
7.	With regard to software revenue, please provide, in disclosure type format, the following:
•	the services you consider essential to the functionality of the software sold

•	how you account for the services that are not considered essential

•	why your accounting for software revenue as prescribed by SOP 81-1 is appropriate. Please refer to the guidance in SOP 97-2 in your response.
Alion applies the guidance in SOP 97-2 in determining the amount and timing of the revenue we recognize from sales of software licenses, databases, and customized programs requiring significant services. The Company applies the requirements of SOP 97-2 as amended by SOP 98-9 to software and database licensing sales as appropriate to both subscription sales and per copy licenses regardless of the amounts involved. Typically, less than one sixth of one percent of total revenue comes from such sales.
When we deliver customized programs requiring significant design, development and professional services essential to the functionality of the software we are delivering to our clients, we apply SOP 81-1 to our long-term contracts. Typically the software we deliver in such circumstances is only one component of a series of complex deliverables. Our customers’ requirements in this area are diverse and specialized and as a result they typically cannot purchase commercial off-the-shelf software to satisfy their needs. In general, we have software tools that facilitate our ability to deliver the specialized systems our customers require. Where we have licenses included in the price of systems we are delivering, we recognize revenue on the percentage of completion basis as we provide the contractual deliverables and obtain customer acceptance. For software tools whose functionality depends on the significant services we provide, we do not separately recognize license revenue upon delivery.
We do sell some software products using traditional commercial models. Only when vendor-specific evidence supports it, do we separately recognize revenue for license sales bundled with services and only for those elements that are sold separately that are functional without the additional services we have been asked to provide. Any elements of a bundled arrangement that are undelivered at the time we are able to recognize license revenue, are not subject to subsequent pricing adjustments. We recognize revenue for those elements as they are delivered and only to the extent of their fair value.

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The Company also sells commercial versions of software products we developed as an outgrowth of contractual efforts for specific customers. We recognize revenue for these product sales on a traditional license basis as we provide copies to customers for their individual use. Sales of multiple licenses to a single customer in a single transaction may result in discounted pricing per copy. We recognize revenue per copy at the discounted price when we deliver the copies of the software to the customer. We recognized approximately $222 thousand and approximately $343 thousand in software license revenue for the years ended September 30, 2005 and 2004, respectively.
For those software product sales where we recognize revenue according to SOP 97-2, we are sometimes asked to provide end-user training. We sell these incidental services separately based on our existing prices for engineering services, usually on a time and materials basis. This kind of arrangement exists only for those products that are completely functional as delivered and which do not require additional programming or customization.
Note 12. Stock Appreciation Rights, page 87
8.	Please provide, in disclosure type format, all the disclosures required by FAS 123 related to your stock appreciation rights or tell us why this disclosure is inapplicable.
Management determined that the Registrant’s current disclosures and accounting policies regarding its stock appreciation rights plans and phantom stock plans comply with all currently applicable accounting standards. Please refer to pages 87-89 of the Annual Report where we disclose in tabular and text format for each of our phantom stock and stock appreciation rights plans the
•	terms of each of plan;

•	vesting requirements for each grant under each plan;

•	maximum number of stock appreciation rights (“SARs”) or shares of phantom stock permitted to be granted under each plan; and

•	maximum term of each plan.
With respect to each plan, we also disclose in the Annual Report the number of SARs or shares of phantom stock, as applicable, that (i) have been granted, (ii) are currently outstanding, (iii) have been exercised, and (iv) have been forfeited.
The terms of our SAR and phantom stock plans do not provide for expiration of awards that have vested as all vested amounts are to be paid upon exercise or termination of employment. Management measures compensation expense relating to awards under the Company’s SAR and phantom stock plans using the price per share of common stock as determined by an independent third-party valuation expert retained for the purpose of determining the price per share for the ESOP Trust to buy and sell shares of the Company’s common stock. This appraised value per share of common stock is an approximation of fair value. In its semi-annual valuation reports to the ESOP Trustee, the independent valuation expert utilizes a risk free interest rate and an industry-derived measure of volatility that it determines to be appropriate. The Company issues no dividends on its common stock.

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According to Appendix E of SFAS 123R the Company is not a public entity. We do not have any equity securities that trade in a public market nor have we made any filings with any regulatory agency in preparation for the sale of any class of equity securities in a public market. SFAS 123R is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The requirements of SFAS 123R do not apply to the Registrant for either of the periods reported in the Company’s most recent report on Form 10-K filed with the Commission on January 31, 2006. All awards are liability-classified and Management correctly applied the guidance in APB Opinion 25 and FIN 28 to recognize stock-based compensation expense and deferred compensation liability using intrinsic value. Our fiscal year beginning October 1, 2006, is the first fiscal year for which the Company will be subject to SFAS 123R. As a non-public entity using intrinsic value to account for phantom stock and stock appreciation rights expense, we are precluded from presenting proforma disclosures or applying SFAS 123R measurement guidance to awards granted prior to our adoption of the standard. Per the guidance in SFAS 123R, these circumstances permit adoption on a prospective basis only. Accordingly, Management will include all necessary disclosures regarding SFAS 123R in our Annual Report for the year ending September 30, 2007.
Note 13. Phantom Stock Program, page 88
9.	Please provide, in disclosure type format, the disclosures required by FAS 123 related to your phantom stock plan or tell us why this disclosure is inapplicable.
Please see response to Item 8 above.
Note 14. Segment Information and Customer Concentration, page 90
10.	Please provide us with a detailed analysis explaining how you determined that you have only one reportable segment. Refer to the specific criteria in SFAS 131 in your response. Based on the seven areas identified as your core business areas on page 3, it appears you may have more than one reportable segment.
Management believes that paragraph 9 of SFAS 131 specifically exempts the Registrant from the requirements of segment reporting because we have not “issued debt or equity securities that are traded in a public market” nor do we “provide financial statements for the purpose of issuing any class of securities in a public market.” Nevertheless, we analyzed the Registrant’s operations in order to comply with the financial reporting requirements of SFAS 131. We determined that the Company operates in one segment as defined in SFAS 131 because the work we perform, principally for the federal government, involves providing sophisticated engineering research services. As listed in paragraph 17 of the standard, we believe our operations have similar economic characteristics concerning
•	the nature of the products and services we provide,

•	the class of customer that utilizes our services,

•	the way we deliver our services, and

•	the government contracting regulatory environment in which we operate.
In the reports we file with the Commission, we describe some of our sub-specialties in engineering research services. We do this to communicate to our employee investors and

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lenders the breadth of our expertise within our unitary business. We disclose the essential nature of our business processes and the related financial risks regarding our ability to maintain an adequate demand for our services while controlling our costs of performance. We operate almost exclusively within the highly regulated confines of the government contracting arena. We typically sell our software products to our customers only as part of an arrangement to deliver our sophisticated engineering services.
Note 17. Commitments and Contingencies
Legal Proceedings, page 93
Joseph Hudert vs. Alion; Frank Stotmeister vs. Alion, page 94
11.	Please provide, in disclosure type format, what you mean by St. Paul Travelers has assumed defense of these lawsuits “subject to a reservation of rights to deny coverage.”
Alion’s primary provider of general liability insurance, St. Paul Travelers, has assumed defense of these lawsuits. However, since there is some uncertainty as to whether St. Paul Travelers received timely notice of a potential claim by Alion in connection with these lawsuits under its general liability insurance policy, St. Paul Travelers indicated when it assumed defense of the lawsuits, that it was doing so subject to a reservation of rights to deny coverage. Nevertheless, even if St. Paul Travelers is ultimately able to properly deny coverage as a result of late notice of the lawsuits, the Company’s management does not believe that the lawsuits will have a materially adverse effect upon the Company, its operations or its financial condition.
12.	Please provide, in disclosure type format, why you believe the $110 million of damages asserted against you will not have a materially adverse effect upon the company. Include all disclosures required by paragraphs 9-11 of SFAS 5. Please note that it does not appear that net presentation of expected insurance recovery is appropriate.
Based on the facts underlying the lawsuit known to the Company at this time, and the Company’s non-supervisory monitoring role at the project site, the Company’s management believes that the potential for the Company to incur a material loss as a result of the lawsuits is remote. Therefore, the Company’s management does not believe that these lawsuits will have a materially adverse effect upon the Company, its operations or its financial condition. No additional disclosure is required under paragraphs 9-11 of SFAS 5.
* * * *

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     Please call the undersigned at (703) 918-4493 with any questions. We appreciate the Staff’s efforts with respect to our 2005 Annual Report.
Sincerely,
Alion Science and Technology Corporation
John M. Hughes
Executive Vice President, Chief Financial Officer
and Treasurer

cc:	Bahman Atefi, Chairman and CEO, Alion Jim Fontana, Senior Vice President and GC, Alion Marc Paul, Baker & McKenzie LLP Kurt Gabouer, KPMG LLP